02044384

1-5313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

Potlatch Corporation Salaried Employees' Savings Plan

Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

TOTAL PAGES: 15

EXHIBIT INDEX LOCATED ON PAGE 14

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN

Table of Contents

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
May 17, 2002

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statement of Net Assets
Available for Benefits
At December 31, 2001

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Assets										
Cash and equivalents	$ -	$ -	$ -	$ -	$ -	$ -	$ 59,370	$ -	$ -	$ 59,370
Investments, at fair value (Note 3):										
Putnam Stable Value Fund	36,478,886	-	-	-	-	-	-	-	-	36,478,886
George Putnam Fund of Boston	-	7,233,601	-	-	-	-	-	-	-	7,233,601
Putnam Convertible Income Growth Trust	-	-	10,221,167	-	-	-	-	-	-	10,221,167
Putnam Fund for Growth and Income	-	-	-	18,127,212	-	-	-	-	-	18,127,212
Putnam Voyager Fund	-	-	-	-	39,699,198	-	-	-	-	39,699,198
Putnam Global Growth Fund	-	-	-	-	-	5,410,968	-	-	-	5,410,968
Potlatch Stock Fund	-	-	-	-	-	-	54,765,603	-	-	54,765,603
Putnam S&P 500 Index Fund	-	-	-	-	-	-	-	5,370,871	-	5,370,871
Loan Fund	-	-	-	-	-	-	-	-	5,858,647	5,858,647
Total investments	36,478,886	7,233,601	10,221,167	18,127,212	39,699,198	5,410,968	54,765,603	5,370,871	5,858,647	183,166,153
Total assets	36,478,886	7,233,601	10,221,167	18,127,212	39,699,198	5,410,968	54,824,973	5,370,871	5,858,647	183,225,523
Liabilities										
Forfeitures	-	-	-	-	-	-	59,370	-	-	59,370
Total liabilities	-	-	-	-	-	-	59,370	-	-	59,370
Net assets available for benefits	$ 36,478,886	$ 7,233,601	$ 10,221,167	$ 18,127,212	$ 39,699,198	$ 5,410,968	$ 54,765,603	$ 5,370,871	$ 5,858,647	$ 183,166,153

The accompanying notes are an integral part of these financial statements.

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statement of Net Assets
Available for Benefits
At December 31, 2000

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Assets										
Cash and equivalents	$ -	$ -	$ -	$ -	$ -	$ -	$ 44,260	$ -	$ -	$ 44,260
Investments, at fair value (Note 3):										
Putnam Stable Value Fund	32,523,318	-	-	-	-	-	-	-	-	32,523,318
George Putnam Fund of Boston	-	6,899,742	-	-	-	-	-	-	-	6,899,742
Putnam Convertible Income Growth Trust	-	-	11,839,462	-	-	-	-	-	-	11,839,462
Putnam Fund for Growth and Income	-	-	-	18,450,437	-	-	-	-	-	18,450,437
Putnam Voyager Fund	-	-	-	-	51,607,552	-	-	-	-	51,607,552
Putnam Global Growth Fund	-	-	-	-	-	7,061,938	-	-	-	7,061,938
Potlatch Stock Fund	-	-	-	-	-	-	63,636,632	-	-	63,636,632
Putnam S&P 500 Index Fund	-	-	-	-	-	-	-	5,470,602	-	5,470,602
Loan Fund	-	-	-	-	-	-	-	-	6,066,108	6,066,108
Total investments	32,523,318	6,899,742	11,839,462	18,450,437	51,607,552	7,061,938	63,636,632	5,470,602	6,066,108	203,555,791
Total assets	32,523,318	6,899,742	11,839,462	18,450,437	51,607,552	7,061,938	63,680,892	5,470,602	6,066,108	203,600,051
Liabilities										
Forfeitures	-	-	-	-	-	-	44,260	-	-	44,260
Total liabilities	-	-	-	-	-	-	44,260	-	-	44,260
Net assets available for benefits	$ 32,523,318	$ 6,899,742	$ 11,839,462	$ 18,450,437	$ 51,607,552	$ 7,061,938	$ 63,636,632	$ 5,470,602	$ 6,066,108	$ 203,555,791

The accompanying notes are an integral part of these financial statements.

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2001

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Income on fund transactions:										
Interest income	$ 1,990,223	$ -	$ -	$ -	$ -	$ -	$ 1,997	$ -	$ 457,804	$ 2,450,024
Dividend and other income	-	240,958	485,754	619,653	1,791,415	-	2,187,987	-	-	5,325,767
	1,990,223	240,958	485,754	619,653	1,791,415	-	2,189,984	-	457,804	7,775,791
Contributions (Note 2):										
Employee	1,531,906	703,995	591,144	1,528,897	3,875,881	906,370	1,032,347	785,802	-	10,956,342
Employer	-	-	-	-	-	-	4,686,689	-	-	4,686,689
	1,531,906	703,995	591,144	1,528,897	3,875,881	906,370	5,719,036	785,802	-	15,643,031
Transfers from loan fund	5,691	65,852	58,592	106,531	113,242	74,827	(80,873)	24,044	-	367,906
Transfers from other funds	13,738,587	703,362	260,888	2,418,558	6,883,297	748,405	1,915,484	1,215,673	-	27,884,254
Transfers from other plans	14,302	12,930	2,024	30,003	121,326	35,623	110,166	7,011	42,157	375,542
	13,752,889	716,292	262,912	2,448,561	7,004,623	784,028	2,025,650	1,222,684	42,157	28,259,796
Total increases	17,280,709	1,727,097	1,398,402	4,703,642	12,785,161	1,765,225	9,853,797	2,032,530	499,961	52,046,524
Less distributions, forfeitures and transfers to other accounts:										
Distributions to participating employees:										
Cash	4,548,982	625,172	874,384	1,521,906	3,280,725	471,369	2,374,738	708,954	327,516	14,733,746
Market value of shares distributed in settlement of employees' accounts	-	-	-	-	-	-	2,004,954	-	-	2,004,954
Forfeitures and other adjustments to employer contributions	-	-	-	-	-	-	15,110	-	-	15,110
Loan fees	2,349	668	800	1,526	4,091	647	2,165	464	-	12,710
Transfers to loan fund	-	-	-	-	-	-	-	-	367,906	367,906
Transfers to other funds	8,767,699	564,283	724,604	1,675,234	7,998,130	773,695	6,618,234	762,375	-	27,884,254
Transfers to other plans	6,111	-	-	44	1,562	-	15,763	-	12,000	35,480
	13,325,141	1,190,123	1,599,788	3,198,710	11,284,508	1,245,711	11,030,964	1,471,793	707,422	45,054,160
Market value depreciation of assets	-	203,115	1,416,909	1,828,157	13,409,007	2,170,484	7,693,862	660,468	-	27,382,002
Total decreases	13,325,141	1,393,238	3,016,697	5,026,867	24,693,515	3,416,195	18,724,826	2,132,261	707,422	72,436,162
Net increase (decrease)	3,955,568	333,859	(1,618,295)	(323,225)	(11,908,354)	(1,650,970)	(8,871,029)	(99,731)	(207,461)	(20,389,638)
Net assets available for benefits:										
Beginning of period	32,523,318	6,899,742	11,839,462	18,450,437	51,607,552	7,061,938	63,636,632	5,470,602	6,066,108	203,555,791
End of period	$ 36,478,886	$ 7,233,601	$ 10,221,167	$ 18,127,212	$ 39,699,198	$ 5,410,968	$ 54,765,603	$ 5,370,871	$ 5,858,647	$ 183,166,153

The accompanying notes are an integral part of these financial statements.

POTLATCH CORPORATION SALARIED
EMPLOYEES' SAVINGS PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2000

	Putnam Stable Value Fund	George Putnam Fund of Boston	Putnam Convertible Income Growth Trust	Putnam Fund for Growth and Income	Putnam Voyager Fund	Putnam Global Growth Fund	Potlatch Stock Fund	Putnam S&P 500 Index Fund	Loan Fund	Total
Income on fund transactions:										
Interest income	$ 2,137,018	$ -	$ -	$ -	$ -	$ -	$ 2,266	$ -	$ 484,074	$ 2,623,358
Dividend and other income	-	248,277	1,358,796	667,290	5,100,583	1,079,664	3,147,940	-	-	11,602,550
	2,137,018	248,277	1,358,796	667,290	5,100,583	1,079,664	3,150,206	-	484,074	14,225,908
Market value appreciation of assets	-	348,080	-	577,611	-	-	-	-	-	925,691
Contributions (Note 2):										
Employee	1,430,395	720,496	693,092	1,739,574	4,549,438	1,066,505	1,428,894	867,118	-	12,495,512
Employer	-	-	-	-	-	-	5,266,003	-	-	5,266,003
	1,430,395	720,496	693,092	1,739,574	4,549,438	1,066,505	6,694,897	867,118	-	17,761,515
Transfers from loan fund	34,024	48,322	34,662	100,918	189,505	85,456	16,004	60,785	-	569,676
Transfers from other funds	13,709,119	223,362	703,635	1,217,020	13,555,754	3,715,720	9,309,320	2,877,987	-	45,311,917
Transfers from other plans	54,339	10,353	42,509	39,219	149,935	28,740	128,524	3,376	65,666	522,661
	13,763,458	233,715	746,144	1,256,239	13,705,689	3,744,460	9,437,844	2,881,363	65,666	45,834,578
Total increases	17,364,895	1,598,890	2,832,694	4,341,632	23,545,215	5,976,085	19,298,951	3,809,266	549,740	79,317,368
Less distributions, forfeitures and transfers to other accounts:										
Distributions to participating employees:										
Cash	5,213,163	779,374	1,578,141	1,572,518	4,397,623	765,640	2,294,194	759,910	225,017	17,585,580
Market value of shares distributed in settlement of employees' accounts	-	-	-	-	-	-	3,526,733	-	-	3,526,733
Forfeitures and other adjustments to employer contributions	-	-	-	-	-	-	44,424	-	-	44,424
Loan fees	2,157	560	850	1,313	4,760	686	1,867	286	-	12,479
Transfers to loan fund	-	-	-	-	-	-	-	-	569,676	569,676
Transfers to other funds	15,824,584	1,143,326	2,405,399	4,479,883	11,362,227	1,757,918	6,223,471	2,115,109	-	45,311,917
Transfers to other plans	14,993	691	24,512	4,032	56,320	18,836	56,253	9,244	39,880	224,761
	21,054,897	1,923,951	4,008,902	6,057,746	15,820,930	2,543,080	12,146,942	2,884,549	834,573	67,275,570
Market value depreciation of assets	-	-	2,416,640	-	15,269,688	3,960,737	19,354,032	520,347	-	41,521,444
Total decreases	21,054,897	1,923,951	6,425,542	6,057,746	31,090,618	6,503,817	31,500,974	3,404,896	834,573	108,797,014
Net increase (decrease)	(3,690,002)	(325,061)	(3,592,848)	(1,716,114)	(7,545,403)	(527,732)	(12,202,023)	404,370	(284,833)	(29,479,646)
Net assets available for benefits:										
Beginning of period	36,213,320	7,224,803	15,432,310	20,166,551	59,152,955	7,589,670	75,838,655	5,066,232	6,350,941	233,035,437
End of period	$ 32,523,318	$ 6,899,742	$ 11,839,462	$ 18,450,437	$ 51,607,552	$ 7,061,938	$ 63,636,632	$ 5,470,602	$ 6,066,108	$ 203,555,791

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
Years Ended December 31, 2001 and 2000

Note 1. Principal Accounting Policies

Investments are presented at current market value in the accompanying statements. Current market value is determined at the financial statement date by the plan trustee and is generally based on quoted market prices. The financial statements presented herein are prepared on the accrual basis of accounting. Investment transactions are recorded on a trade-date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Note 2. General

The plan is sponsored and administered by Potlatch Corporation and is subject to the provisions of the Employee Retirement Income Security Act of 1974. Plan expenses are generally paid by Potlatch except to the extent that expenses are paid from participant forfeitures of employer matching contributions.

Participants should refer to the plan prospectus for a more complete description of the plan's provisions.

The plan provides that each eligible salaried employee may make a participating contribution up to 6% of his or her monthly earnings and a voluntary contribution up to 12% of such monthly earnings. Effective January 1, 2002, an employee may make voluntary contributions up to 19% of such monthly earnings. The employee elects how much of his or her contribution is to be deferred (deducted before income taxes are withheld) and how much is to be non-deferred (deducted after income taxes are withheld). Employees may invest in any combination of eight investment funds: a Potlatch Stock Fund, and seven mutual funds. The seven mutual funds are: the Putnam Stable Value Fund, the George Putnam Fund of Boston, the Putnam Convertible Income Growth Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam Global Growth Fund and the Putnam S&P 500 Index Fund. Employer contributions to the plan equal 70% of employee participating contributions for each plan year, provided, however, that the employer may fix a higher or lower rate. Employer contributions are invested in the Potlatch Stock Fund and allocated to the employees in proportion to their participating contributions. Federal tax rules place certain limitations on employee and employer contributions.

The plan provides that an eligible employee may make a rollover contribution to the plan equal to all or part of a prior distribution from another employer's qualified plan, subject to certain restrictions.

Separate accounts are maintained for each participant's deferred, non-deferred and rollover employee contributions by investment fund and a company stock account is maintained for each participant's employer contributions. Employer matching contribution accounts may not be actively managed until the participant reaches age 55. The accounts are credited with contributions and earnings or losses attributable to such contributions.

A participant may transfer past deferred, non-deferred and rollover contributions among funds at any time.

Note 2. General (cont.)

A participant's interest in his or her deferred, non-deferred and rollover accounts is at all times fully vested and nonforfeitable. A participant's interest in the company stock account is fully vested when the participant's employment terminates due to early, normal or deferred retirement under the retirement plan, total and permanent disability, death or after completion of 2 or more years of vesting service. If a participant's employment terminates before such participant retires, becomes disabled, dies or completes 2 years of vesting service, the participant's company stock account is forfeited.

The plan provides that any part of a participant's company stock account which is not distributable to the participant or the participant's beneficiary upon termination of employment constitutes a forfeiture. As of the end of the plan year, any forfeitures attributable to former participants who are not reemployed prior to the last day of the plan year in which their employment terminated will be credited against the amount of the employer contributions for the following plan year or be used to pay plan expenses, or a combination thereof. At December 31, 2001, forfeited nonvested accounts totaled $59,370. These accounts will be used to reduce future employer contributions or pay plan expenses. Also, in 2001, employer contributions were reduced by $0 from forfeited nonvested accounts.

As provided by the plan, participants may borrow from their fund accounts. Repayment of principal and interest is made through semi-monthly payroll deductions.

Note 3. Investments

The fair value of individual investments that represent 5% or more of the plan's net assets are as follows:

	December 31	
	2001	2000
Putnam Stable Value Fund	$ 36,478,886	$ 32,523,318
Putnam Convertible Income Growth Trust	10,221,167	11,839,462
Putnam Fund for Growth and Income	18,127,212	18,450,437
Putnam Voyager Fund	39,699,198	51,607,552
Potlatch Stock Fund	54,765,603	63,636,632
	159,292,066	178,057,401
Other investments	23,874,087	25,498,390
	$183,166,153	$203,555,791

Investments include nonparticipant-directed investments as follows:

	December 31	
	2001	2000
Potlatch Stock Fund	$25,822,916	$28,770,574

Note 4. Plan Termination

Although the plan sponsor expects to continue the plan indefinitely, inasmuch as future conditions cannot be foreseen, the plan sponsor reserves the right to amend or terminate the plan at any time. In the event of plan termination, participants will become 100% vested in their accounts.

Note 5. Related Party Transactions

Certain plan investments are shares of mutual funds managed by Putnam Investment Management, Inc. Putnam Fiduciary Trust Company (Putnam) is the trustee as defined by the plan and, therefore, the transactions related to these mutual funds are classified as "party-in-interest transactions." Fees for administrative services provided by Putnam are paid by the plan sponsor. Loan service fees are paid by the participant.

Note 6. Tax Status

The Internal Revenue Service has determined by a letter dated October 30, 1996, that the plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan and trust have been amended since receiving the determination letter. However, the plan sponsor believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

Party-In-Interest	Issue	Description	Cost	Current Value
*	Putnam Funds	Putnam Stable Value Fund	$36,478,886	$36,478,886
*	Putnam Funds	George Putnam Fund of Boston	7,737,306	7,233,601
*	Putnam Funds	Putnam Convertible Income Growth Trust	13,880,253	10,221,167
*	Putnam Funds	Putnam Fund for Growth and Income	21,236,241	18,127,212
*	Putnam Funds	Putnam Voyager Fund	54,719,629	39,699,198
*	Putnam Funds	Putnam Global Growth Fund	8,877,291	5,410,968
*	Potlatch Corporation	Common Stock	66,847,886	54,765,603
*	Putnam Funds	Putnam S&P 500 Index Fund	6,000,274	5,370,871
*	Employee Loans	4.75% to 9.5%	-	5,858,647

See accompanying independent auditors' report.

Schedule II

POTLATCH CORPORATION SALARIED EMPLOYEES' SAVINGS PLAN
Schedule of Reportable Transactions
For the Year Ended December 31, 2001

Five percent reportable transactions as certified by Putnam Fiduciary Trust Company for the year ended December 31, 2001, for the Potlatch Corporation Salaried Employees' Savings Plan are detailed below.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

Potlatch Corporation Salaried
Employees' Savings Plan

By [signature]
Terry L. Carter, Controller
Potlatch Corporation

Date: June 28, 2002

Exhibit Index

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Consent of Independent Auditors

Potlatch Corporation, Plan Administrator
Potlatch Corporation Salaried Employees'
Savings Plan:

We consent to incorporation by reference in the Registration Statements (Nos. 33-00805, 33-54515, 33-28220, 333-28079 and 333-74956) on Form S-8 of our report dated May 17, 2002 relating to the statements of net assets available for benefits of Potlatch Corporation Salaried Employees' Savings Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended, and all related schedules, which report appears in the December 31, 2001 annual report on Form 11-K of Potlatch Corporation Salaried Employees' Savings Plan.

KPMG LLP

Portland, Oregon
June 27, 2002

Exhibit (23)